UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tigrent, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

966621104
 (CUSIP Number)

Neil R. Dubé, General Counsel, 4330 North Civic Center Plaza,
Suite 101, Scottsdale, Arizona, 85251, Phone: (480) 553-5971

With a copy to:

P. Mitchell Woolery, Kutak Rock LLP,
1010 Grand Blvd., Suite 500, Kansas City, Missouri 64106 Phone: (816) 502-4657
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 966621104		Page 2 of 10 Pages
1.	NAMES OF REPORTING PERSONS (ENTITIES ONLY) Rich Global, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) SC, 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,290,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,290,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 966621104		Page 3 of 10 Pages
1.	NAMES OF REPORTING PERSONS (ENTITIES ONLY) Rich Dad Operating Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) SC, 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,290,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,290,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 966621104		Page 4 of 10 Pages
1.	NAMES OF REPORTING PERSONS (ENTITIES ONLY) Robert T. Kiyosaki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) SC, 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,290,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,290,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 966621104		Page 5 of 10 Pages
1.	NAMES OF REPORTING PERSONS (ENTITIES ONLY) Kim M. Kiyosaki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) SC, 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,290,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,290,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 966621104	Page 6 of 10 Pages

Item 1.   Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock, no par value

The issuer’s name and address is: Tigrent, Inc. (the “Issuer”), 1612 East Cape Coral Parkway, Cape Coral Florida 33904

Item 2.   Identity and Background

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being filed by: Rich Global, LLC, a Wyoming limited liability company (“Rich Global”); Rich Dad Operating Company, LLC, a Nevada limited liability company (“RDO”); Robert T. Kiyosaki; and Kim M. Kiyosaki (each a “Reporting Person” and collectively, the “Reporting Persons”), each of which is described below.

(a)	Name:

Rich Global, LLC, a Wyoming limited liability company (“Rich Global”).

Rich Dad Operating Company, LLC, a Nevada limited liability company (“RDO”)

Robert T. Kiyosaki

Kim M. Kiyosaki

As of the date hereof, Rich Global beneficially owns 1,290,000 shares of Common Stock, representing 9.9% of the Issuer’s outstanding shares of Common Stock as of June 2, 2010.  RDO owns 100% of the issued and outstanding membership interests of Rich Global.  Mr. Kiyosaki and Ms. Kiyosaki each own 50% of the issued and outstanding membership interests of RDO.  Mr. Kiyosaki and Ms. Kiyosaki are the managing members of RDO.

The stock ownership percentages contained in this Statement and the cover pages hereto are based upon information provided by the Issuer to the Reporting Persons that 11,738,587 shares of Common Stock were outstanding as of June 2, 1010.

(b)	Business address: The business address of each of the Reporting Persons is:

4330 North Civic Center Plaza, Suite 101, Scottsdale, Arizona, 85251

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Rich Dad companies were formed based on the teachings of Robert Kiyosaki and Kim Kiyosaki. In 1996, the Kiyosakis formed certain of the Rich Dad group of entities to raise global financial literacy. The Kiyosakis continue their efforts on an international basis through the use of the Rich Dad series of books, CASHFLOW games, audio/video products, Internet channels, live seminars, and educational programs. The Rich Dad series of books, launched with the "Rich Dad Poor Dad" book, was a New York Times bestseller for over 5 years and has sold copies throughout the world, translated into multiple languages. "Rich Dad Poor Dad" has been followed by additional books in the Rich Dad series and the Rich Dad's Advisor series.  Kim Kiyosaki is the author of the "Rich Woman" book; which is one of the top 50 best-selling personal finance books of all time.

CUSIP NO. 966621104	Page 7 of 10 Pages

Mr. Kiyosaki and Ms. Kiyosaki are the managing members of RDO.  RDO is a holding company and is the managing member of Rich Global.  RDO owns 100% of the issued and outstanding membership interests of Rich Global.  Certain activities of the Rich Dad businesses are conducted through Rich Global.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

None of the Reporting Persons has ever been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Each of Mr. Kiyosaki and Ms. Kiyosaki is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Statement is hereby incorporated by reference into this Item 3.

Item 4.   Purpose of Transaction

The information contained in Items 2, 5 and 6 of this Statement is hereby incorporated by reference into this Item 4.

On May 26, 2010,the Issuer entered into definitive agreements with Rich Global and RDO to restructure the agreements under which the Issuer licenses and operates under the Rich Dad brand.  Rich Global and RDO (collectively, the “Rich Dad Parties”) are entities controlled by Robert and Kim Kiyosaki.  Mr. Kiyosaki is the author of the internationally best selling Rich Dad Poor Dad and other books that teach readers about financial literacy.  The Issuer provides courses that are based on the teachings and philosophies outlined by Mr. Kiyosaki in the Rich Dad Poor Dad book series.   The Issuer has entered into a (i) License Agreement, dated May 26, 2010 (the “License Agreement”), with Rich Global and RDO, for the Rich Dad Brand, and (ii) Settlement Agreement and Release, dated May 26, 2010 (the “Settlement Agreement”), with Rich Global and RDO, related to the Issuer’s previous licensing agreement for the Rich Dad brand and which commits the parties to enter into a cooperative marketing agreement that contemplates the development and implementation of improved customer contact management strategies.

The Settlement Agreement provides for the issuance of 9.9% of the Issuer’s outstanding common stock (i.e., 1,290,000 shares) to Rich Global on or about June 2, 2010 and the redemption of Rich Global’s 49% interest in a related entity, the limited liability company that was formed by the Issuer and Rich Global to operate the Rich Dad business. The Issuer’s common stock issued to Rich Global will be subject to a registration rights agreement (the “Rights Agreement”) with the Issuer, which will give Rich Global demand and piggyback registration rights after January 1, 2011.  The registration rights terminate on March 16, 2013.  The Issuer has agreed to release Rich Global from certain general claims.

CUSIP NO. 966621104	Page 8 of 10 Pages

The above descriptions of the Settlement Agreement and Rights Agreement are qualified in their entirety by reference to the Settlement Agreement and Rights Agreement, which are attached to this Schedule 13D as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference.

None of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares or disposing of some of the shares they may hold.

Item 5.   Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

The information contained in Items 2, 4 and 6 of this Statement is hereby incorporated by reference into this Item 5.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

The information contained in Items 2, 4 and 6 of this Statement is hereby incorporated by reference into this Item 5.

(c)	Transactions in the securities effected during the past sixty days: None, except as described in Item 4.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 2, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Pursuant to the Settlement Agreement, effective as of June 2, 2010, Rich Global was issued 1,290,000 shares of the Issuer’s Common Stock.  The Issuer’s common stock issued to Rich Global will be subject to the Rights Agreement with the Issuer, which will give Rich Global demand and piggyback registration rights after January 1, 2011.  The registration rights terminate on March 16, 2013.

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Item 5, except as described in this Item 6, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

CUSIP NO. 966621104	Page 9 of 10 Pages

Item 7.   Material to Be Filed as Exhibits.

Exhibit A Exhibit B	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii) Settlement Agreement

Exhibit C	Rights Agreement

CUSIP NO. 966621104	Page 10 of 10 Pages

SCHEDULE 13D

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2010	RICH GLOBAL, LLC

	By:	Rich Dad Operating Company, LLC

	By:	/s/ Robert T. Kiyosaki
Robert T. Kiyosaki, Managing Member

	By:	/s/ Kim M. Kiyosaki
Kim M. Kiyosaki, Managing Member

RICH DAD OPERATING COMPANY, LLC

	By:	/s/ Robert T. Kiyosaki
Robert T. Kiyosaki, Managing Member

	By:	/s/ Kim M. Kiyosaki
Kim M. Kiyosaki, Managing Member

/s/ Robert T. Kiyosaki
Robert T. Kiyosaki

/s/ Kim M. Kiyosaki
Kim M. Kiyosaki

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Tigrent, Inc. is being filed on behalf of each of the undersigned.

Dated: June 25, 2010	RICH GLOBAL, LLC

	By:	Rich Dad Operating Company, LLC

	By:	/s/ Robert T. Kiyosaki
Robert T. Kiyosaki, Managing Member

	By:	/s/ Kim M. Kiyosaki
Kim M. Kiyosaki, Managing Member

RICH DAD OPERATING COMPANY, LLC

	By:	/s/ Robert T. Kiyosaki
Robert T. Kiyosaki, Managing Member

	By:	/s/ Kim M. Kiyosaki
Kim M. Kiyosaki, Managing Member

/s/ Robert T. Kiyosaki
Robert T. Kiyosaki

/s/ Kim M. Kiyosaki
Kim M. Kiyosaki

EXHIBIT B

RICH DAD EDUCATION, LLC
SETTLEMENT AGREEMENT AND RELEASE

Rich Global, LLC, a Wyoming limited liability company, with its principal place of business at 4330 N. Civic Center Plaza, Suite 100, Scottsdale, Arizona 85251 ("RG"), Tigrent Inc., a Colorado corporation, with its principal place of business at 1612 E. Cape Coral Parkway, Cape Coral, Florida 33904 ("Tigrent"), Rich Dad Education, LLC, a Wyoming limited liability company, with its principal place of business at 1612 E. Cape Coral Parkway, Cape Coral, Florida 33904 ("RDE"), and Rich Dad Operating Company, LLC, a Nevada limited liability company, with its principal place of business at 4330 N. Civic Center Plaza, Suite 100, Scottsdale, Arizona 85251 ("RDOC") (each, a "Party" and collectively, the "Parties") hereby enter into this Settlement Agreement and Release ("Agreement") effective March 16, 2010 (the "Effective Date"). RDOC is an intended third-party beneficiary to certain rights established within this Agreement.

RECITALS

WHEREAS, the Parties are parties to a certain Letter of Intent dated March 16, 2010; and

WHEREAS, the Letter of Intent calls for the Parties to enter into certain additional agreements, including this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and obligations contained herein, the Parties agree as follows:

COVENANTS

Section 1  Settlement Terms

Section 1.1   Equity Grant. In settlement of the claims set forth herein, Tigrent hereby agrees to transfer to RDE, without additional consideration from RDE or RG, an aggregate of 1,290,000 shares of Tigrent's common stock, which represents a 9.9% ownership interest in Tigrent on a fully-diluted basis (the "Shares").

Section 1.2   Redemption of RDE Membership Interest. RDE hereby redeems RG's entire membership interest in RDE (49%) in exchange for RDE's distribution to RG of (a) the Shares and (b) the Data Base (as defined below) both free and clear of any liens or encumbrances.

Section 1.3   Shares Distribution. RDE hereby distributes concurrently to RG the Shares, free and clear of any liens or encumbrances. Once Tigrent has completed the issuance of shares to RG, RG shall promptly file on its own behalf a Form 13 D filing, indicating that RG holds in excess of 5% of the outstanding shares in Tigrent. Tigrent shall reimburse RG for certain of RG's expenses in connection with this filing pursuant to Section 10.3 of this Agreement. The Shares issued herein shall be subject to a separate shareholder rights agreement, which will include piggyback rights and demand rights exercisable after January 1, 2011, in the form attached hereto as Exhibit A (the "Registration Rights Agreement"),

Section 1.4   Data Base Distribution. The Data Base" means the Data Base referenced in Section 2.8 of the Rich Dad Education, LLC Limited Liability Company Agreement ("Operating Agreement"). RDE hereby agrees to immediately distribute the Data Base to RG. The Parties hereby agree that: (a) RG will be the sole owner of the leads contributed to the Data Base by the Company so long as RG uses and discloses each lead in conformance with the privacy policy under which it was collected and all applicable law and (b) Tigrent forfeits its rights in the Leads and will have access to and use the Leads solely as permitted by the Cooperative Marketing and Advertising Agreement contemplated by this Agreement. RG assumes responsibility for and will comply with all current and future laws, rules, regulations and official guidelines regarding the distribution of the Data Base to RG as contemplated herein or the use or disclosure of any information within the Data Base, including any use or disclosure by RG to Tigrent or PEI (as defined below).

Section 1.5   Cooperative Marketing and Advertising Agreement. In addition to the other agreements contemplated by this Agreement, Tigrent and RDOC will enter into a Cooperative Marketing and Advertising Agreement ("Cooperation Agreement"). Tigrent and RG will use best efforts to join Legacy Learning, LLC, a Delaware limited liability company dba Professional Education Institute ("PEI") to the Cooperation Agreement as well. The Cooperation Agreement is intended to align the interests of all 3 companies that are core to the Rich Dad brand, and to create and implement a cross-company marketing strategy that is transparent, creates a seamless experience for Rich Dad customers and is fair to all the partners.

Section 1.6   RG Specific Release. RG on behalf of itself, Robert T. Kiyosaki, Kim Kiyosaki, CASHFLOW Technologies, Inc., RDOC and their affiliates, past, present and future officers, directors, shareholders, parent corporations, subsidiary corporations, agents, attorneys, and employees (the "RG Parties"] hereby fully and forever release, remise and discharge RDE, Tigrent, its past, present and future officers, directors, shareholders, parent corporations, subsidiary corporations, agents, attorneys, and employees (each a "Tigrent Party"), of and from certain claims and demands arising out of the relationship between the parties, any agreement executed between the parties, including the Administrative Services Agreement, the WIN License Agreement, the Rich Dad Operating Agreement and the Rich Dad License Agreement (each as defined below), which are specifically limited to: any and all such claims and demands directly or indirectly, known or unknown, suspected or unsuspected but arising out of claims and demands previously made by RG related to (each of the following are individually and collectively referred to herein as the "RG Claims"):

Section 1.6.1   Expenditures. Past expenditures related to the operation of RDE of approximately $583,075; and

Section 1.6.2   Claims. The release of specified Claims related to the operations of RDE approximately $10,050,000, detailed as follows:

Section 1.6.2.1   Rich Global had been underpaid $1,050,339 in royalties as of the date of the Notice;

Section 1.6.2.2   Whitney Education Group ("WEG") has failed to ensure that state sales tax payments are made on a timely basis, subjecting RDE to penalties in addition to the tax payments;

Section 1.6.2.3   WEG had been overpaid in excess of $4,000,000 in management fees as of the date of the Notice pursuant to the only effective agreements in place;

Section 1.62.4   The offset credit of $5,000,000 that WEG claimed against RDE for fulfilling RDE's obligation to students who do not attend the seminars for which they paid by sending those students DVDs of the course materials;

Section 1.6.2.5   allegations of brand damage in an unspecified amount; and

Section 1.6.2.6   any and all claims alleged by RG in its purported letter of default dated March 27, 2009.

Section 1.6.3   Limitation on Release. Notwithstanding the specific nature of the release of the RG Claims, this Section 1.6 will not apply to any claims for indemnification or contribution based on or arising out of claims made by the Learning Annex.

Section 1.6.4   Covenant Not to Sue. RG, on behalf of itself and each RG Party, covenants not to sue or to initiate any legal or administrative proceeding against any Tigrent Party with regard to any or all of the RG Claims released in this Agreement.

Section 1.7   Tigrent General Release. Tigrent, on behalf of itself and the Tigrent Parties, hereby fully and forever releases, remises and discharges the RG Parties, of and from any and all claims and demands of every kind and nature, known and unknown, regarding the RG Parties, or arising out of the relationship between the parties, any agreement executed between the parties, including the Administrative Services Agreement, the WIN License Agreement, the Rich Dad Operating Agreement and the Rich Dad License Agreement, or arising out of any liability due or fees and expenses owed by any RG Party to any Tigrent Party at any time prior to and including the execution date hereof, suspected and unsuspected, disclosed and undisclosed, including, without limitation, with respect to all claims and demands for breach of contract, promissory estoppel, detrimental reliance, fraud, and misrepresentation, and for any and all damages actual and consequential, past, present and future, claims for attorneys fees, and all other forms of relief (the "Tigrent Claims").

Section 1.7.1   Limitation on Release. Notwithstanding the general nature of the release, this Section 1.6 will not apply to any claims for indemnification or contribution based on or arising out of claims made by the Learning Annex.

Section 1.7.2   Covenant Not to Sue. Tigrent, on behalf of itself and each Tigrent Party, hereby covenants not to sue or to initiate any legal or administrative proceeding against any RG Party with regard to any or all Tigrent Claims released in this Agreement.

Section 2  Student Fulfillment. Tigrent retains sole responsibility for fulfillment of the student coursework, including but not limited to the student course work related to RDE. Tigrent agrees to fulfill all student course work required by those students who paid for RDE basic training, Rich U or Tigrent's Advanced Training. Further, Tigrent covenants and agrees that, subject to the provisions of that certain Licensing Agreement dated as of March 16, 2010 by and among RDOC and Tigrent (the "2010 License Agreement") and the attainment of the Reserve Goal set forth therein, it will maintain a cash position of not less than 30% of its deferred revenue, so as to have ample funds to address student fulfillment.

Section 3  Terminated and Additional Agreements.

Section 3.1   Terminated Agreements. The Parties hereby agree to terminate the following agreements as of the Effective Date, through the Termination Agreements attached hereto:

Section 3.1.1   Administrative Services Agreement by and between Tigrent Group Inc. formerly known as Whitney Education Group, Inc. and RDE dated July 18, 2006, as amended, if any (the "Administrative Services Agreement"), attached hereto as Exhibit B;

Section 3.1.2   License Agreement by and between Tigrent formerly known as Whitney Information Network, Inc., as licensor and RDE, as licensee dated July 18, 2006, as amended, if any (the "Tigrent License Agreement"), attached hereto as Exhibit C; and

Section 3.1.3   License Agreement by and between RG as licensor and RDE as licensee dated July 18, 2006 (the "RG License Agreement"), attached hereto as Exhibit D. Any Royalties due and owing as of the termination date shall paid payable to RG by RDE in accordance with the royalty rates set forth in the 2010 License Agreement (as set forth below).

Section 3.2   Additional Agreements. In addition to this Agreement, the Parties hereby agree to execute (or cause the execution of) the following additional agreements as of the Effective Date:

Section 3.2.1   Cooperation Agreement as set forth in Section 1.5 above;

Section 3.2.2   The 2010 License Agreement in the form attached hereto as Exhibit E by and between RDOC and Tigrent ("2010 License Agreement");

Section 3.2.3   Registration Rights Agreement; and

Section 3.2.4   Cash Collateral and Escrow Agreement by and among Tigrent, RDOC, and U.S. Bank, N.A., an escrow agent qualified in the form attached hereto as Exhibit F.

Section 4  Winding Up and Dissolution of RDE. Tigrent agrees to take reasonable steps to promptly wind up and dissolve RDE. The parties agree that RDE will conduct no new business of any form. Tigrent acknowledges that 1 of the effects of the RDE's redemption of RG's interest in RDE is that Tigrent will be solely responsible for any and all liabilities related to the operation of RDE. Prior to the dissolution of RDE, Tigrent shall (a) assume RDE's outstanding debts and liabilities, including but not limited to those obligations and duties related to fulfillment of student course work and (b) transfer, deposit assign or otherwise designate all funds from the accounts of RDE into Tigrent accounts.

Section 5  Tigrent Board of Directors; Consultation Right on Certain Hires. Tigrent will consult with Rich Dad prior to hiring any Chief Executive Officer, Chief Financial Officer, or any officer that reports directly to the Chief Executive Officer. All information disclosed as part of the search will be considered the Confidential Information (as defined in the 2010 License Agreement) of Tigrent and shall be subject to the provisions of Section 4.1 of the 2010 License Agreement.

Section 6  Amendment to Operating Agreement. The Operating Agreement is hereby amended to read as follows:

Section 6.1   Built In Gain Property. The Members hereby acknowledge and agree that they have not contributed any property to a company where the Internal Revenue Code (the "Code") Section 704 (b) book value of the property differs from the contributing partner's adjusted tax basis in such property. There is no property contributed to the company with built-in gains or built-in losses are commonly known as "Section 704 (c) property."

Section 6.2   Amendment and Restatement of Section 3.1. Section 3.1 shall be deleted in its entirety and replaced with the following:

"3.1 Distributions. Except as expressly set forth in Section 9 or as otherwise proved below, and subject to the provisions of Section 2.7 hereof, Members have no right to receive, demand or expect any distributions of cash or property prior to dissolution. Each calendar quarter, the Manager shall determine in its reasonable judgment Net Cash Flow, if available, which shall be distributed to the Members, which distributions of Net Cash Flow shall be made in the following priority:

"First, proportionate to their respective Unreturned Capital Contributions until each Member's Unreturned Capital Contribution has been reduced to zero (the parties hereto acknowledge that as of the date of this Operating Agreement, Unreturned Capital Contributions for each Member is zero);

"Second, to the Members until their pro rata portion of their capital accounts are equal to the percentage of profits interest as set forth on Exhibit A of all capital account balances.

"Third, Net Cash Flow shall be distributed to all Members based on their percentage of profits interest as set forth on Exhibit A.

"Such distributions, if any, shall be made at the times and in the amount and manner set forth in writing in a resolution of the Manager. Such distributions, if any, shall be in cash, as determined by the Manager and shall be made within 60 days following the end of each calendar quarter during which such Net Cash Flow is available."

Section 6.3   Amendment and Restatement of Section 4.1. Section 4.1 shall be deleted in its entirety and replaced with the following:

"4.1 Allocation of Profits and Losses.

"4.1.1 Profits shall be allocated and credited to the Capital Accounts of the Members as follows and in the following order of priority:

"First, among the Members in an amount equal to the Losses, if any, allocated to their Membership Interests pursuant to Section 4.1.2 and not previously offset by Profits allocated to their Membership Interests pursuant to this Section 4.1.1. The Profits allocated pursuant to this Section 4.1.1 shall be allocated among such Members to offset Losses on a year-by-year basis, with the Profits first offsetting the Losses allocated in the year most recent to the year of such Profits allocation and then to offset Losses in the preceding years with the most recent Losses being offset first in the proportion that each such Member's allocable share of the Losses for each such years bears to the total Net Loss allocated for such year; and

"Second, to such Members, in proportion to their Profits Interest set forth on Exhibit A.

"4.1.2 Losses for each year shall be allocated and charged to the Capital Accounts of the Members as follows and in the following order of priority:

"First, among the Members in an amount equal to the Profits previously allocated to the Members and not previously offset by losses allocated pursuant to this Section 4.1.2. The Losses allocated pursuant to this Section shall be allocated between the Members to offset Profits on a year-by-year basis, with the Losses first offsetting the Profits allocated in the year most recent to the year of such Profit allocation and then to offset Profits in the preceding years, with the most recent Profit being offset first in the proportion that each Members' allocable share of the Profits for such year bears to the total Profits allocated for such year;

"Second, among such Members in an amount up to but not exceeding such Member's positive Capital Account in the proportion that each such Member's Capital Account bears to the aggregate Capital Accounts of all such Members;

"Third, among such Members in an amount up to be not exceeding their at-risk basis in their Membership Interest under Code Sections 704(d) and 465 (which would permit the Members with at-risk basis to incur negative capital accounts);

"Fourth, any suspended Losses which have been allocated to a Member for which a Member has no at-risk basis and for which the suspended Losses have been carried over to another year in which the Member has no at-risk basis, and if such other Member has at-risk basis, such gross income shall be reallocated from the Member which has no at-risk basis to the Member which has the at-risk basis in an amount equal to the Suspended Losses, at the earliest time practicable; and

"Thereafter, to such Members, in proportion to their Profits Interest set forth on Exhibit A."

Section 7  Recitation of Prior Tax Status. Tigrent managed the prior business as Manager, and served as tax matters partner in that capacity. Rich Global, LLC did not have any authority to change or vary those decisions.

Section 8  Tax Matters.

Section 8.1   The Parties hereby agree that effective February 28, 2010, at 11:59 p.m., RG has withdrawn as a Member of RDE and that Tigrent, after such date is the sole member of RDE. From and after such date, RG shall not be allocated any items of income, loss or credit from the business or operations of RDE.

Section 8.2   The Parties acknowledge and agree that Tigrent has served as the Tax Matters Member in connection with RDE. The Tax Matters Member was and is authorized and empowered to act for and represent RDE and each of its members before the Internal Revenue Service in any audit or examination of any RDE tax return and before any court selected by the Tax Matters Member for judicial review of any adjustment assessed by the Internal Revenue Service ("IRS"), The Parties specifically acknowledge that the Tax Matters Member shall be liable to RG for any loss, damage, liability or expense suffered by RG on account of any failure or action taken or omitted to be taken by the Tax Matters Member in his or her capacity as "Tax Matters Member" or in the preparation of tax returns, if the Tax Matters Member has not discharged his or her duties as "Tax Matters Member" in good faith and in the best interest of RG and RDE. All reasonable out-of-pocket expenses incurred by the Tax Matters Member in his or her capacity as such shall be considered expenses of RDE for which the Tax Matters Member shall be entitled to full reimbursement. No reimbursement shall be due or owing from RG in connection with Tigrent acting as a Tax Matters Member. Nothing in this Section 1.2 shall limit the ability of the Members to take any action in their individual capacity relating to tax audit matters that is left to the determination of an individual member under Code Sections 6222-6232.

Section 8.3   Tax Returns/Representations and Warranties. Tigrent and the Tax Matters Member hereby represent and warrant to RG that:

Section 8.3.1   RDE has filed or caused to be filed (on a timely basis since 2006) all federal, state and local income, employment and other tax returns ("Tax Returns") that are or were required to be filed by or with respect to the business and operations of RDE pursuant to applicable state, local and federal laws ("Legal Requirements"). Tigrent and the Tax Matters Member have delivered to RDE true and correct copies of all federal and state income Tax Returns filed since 2006. RDE has paid, or made provision for the payment of, all taxes that have or may have become due by RDE pursuant to the Tax Returns or otherwise ("Taxes"), or pursuant to any assessment received by RDE and Tigrent, except such Taxes, if any, which are being contested in good faith and as to for which adequate reserves (determined in accordance with GAAP) have been provided and have provided true, correct and accurate Form K1s to its members;

Section 8.3.2   The United States federal and state income Tax Returns of RDE subject to the Taxes have been audited by the IRS or are closed by the applicable statute of limitations for federal tax purposes for all taxable years through 2005. No audits are being contested as of the date hereof. Tigrent and the Tax Mattes Member have not been given any notice of any audit or adjustments to the United States federal income or state Tax Returns filed by RDE and RDE has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other person) of any statute of limitations relating to the payment of taxes of RDE or for which RDE may be liable;

Section 8.3.3   There exists no proposed tax assessment against RDE. No consent to the application of Section 341(0(2) of the Internal Revenue Code has been filed with respect to any property or assets held, acquired, or to be acquired by RDE. All taxes that RDE is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper governmental body or other person;

Section 8.3.4   All Tax Returns filed by RDE are true, correct, and complete other than federal and state amended returns for 2007 to be filed;

Section 8.3.5   As of the end of 2008, RG's tax capital account was ($2,142,240) of which ($565,938) resulted from tax losses from operations, which losses were suspended for tax purposes because of the at-risk provisions of the IRC ("Suspended Losses"), $1,576,302 was a withdrawal or distribution in 2008 for which no income was allocated to RG as a result of such withdrawal or distribution;

Section 8.3.6   As of the end of 2009 for the period commencing January 1, 2009 and ending December 31, 2009 ("2009 Tax Period"), RG's tax capital account is estimated to be ($2,398,405) of which an additional ($0) resulted from losses from operations, which losses were suspended for tax purposes because of the at-risk provisions of the IRC and $256,165 was a withdrawal or distribution in 2009 for which no income was allocated to RG as a result of such withdrawal or distribution; and

Section 8.3.7   As of February 28, 2010 for the period commencing January 1, 2010 and ending February 28, 2010 ("2010 Stub Period"), RG's tax capital account immediately prior to the redemption of its units is estimated to be ($1,832,467) of which the $565,938 increase resulted from a reallocation of income to restore the full amount of tax losses previously allocated to RG that were greater than the member's at-risk basis. RG has no obligation to restore the negative capital account in RDE.

Section 8.4   Notwithstanding the foregoing:

Section 8.4.1   The parties hereto acknowledge that no allocations of taxable income, gain and loss from RDE on Form K-1(s) shall be made to RG after the 2010 Stub Period. No taxable income or gain shall be allocated to RG from RDE for the 2009 Tax Period and for the 2010 Stub Period except in connection with any: (i) failure to restore RG's capital account or make up a deficit in its capital account, or (ii) income recognized as a result of any curative or remedial allocations under Internal Revenue Code Regulations 1.7043(c)(1) and 1.704-3(d). Notwithstanding the forgoing, if any such allocations of taxable income or gain, are made for the 2009 Tax Period, the 2010 Stub Period or pursuant to any amended return for any prior period, which income or gain exceeds the suspended losses of RG as of the end of the Stub Period, or thereafter, Tigrent shall remit to RG, upon issuance of the K-1(s), the amount of any tax liabilities (including tax, interest or penalty) incurred by RG for such period, based upon a presumed 45% combined federal and state income tax rate. Any and all other items of income or gain, other than the qualified income offset, for RDE for the 2009 Tax Period and for the 2010 Stub Period, and thereafter, shall be allocated to Tigrent. With respect to the 2009 Net Taxable Income (Loss) allocated to RG, such allocation shall be made by September 15, 2010 and with respect to the 2010 Stub Period Taxable Income (Loss) allocated to RG, such allocation shall be made by November 15, 2010.

Section 8.4.2   RG shall have the right to review, comment and approve (such approval shall not be unreasonably withheld) the Form 1065 and on all Form K-is in which any income or loss from RDE is allocated to RG 10 business days before they are issued for the 2009 Tax Period and for the 2010 Stub Period. Also, RG shall have the right to review, comment and approve (such approval shall not be unreasonably withheld) on all amended Form K-1s, or amended tax returns, for any prior tax years in which RG is allocated income, loss or gain from RDE 10 business days before they are issued. If RG shall disagree with and Form 1065, Schedule K-1s, or amendments thereto, it shall notify the Tax Matters Member and Tigrent of such disagreement in writing within 30 days after delivery of the Schedule K-1s, Form 1065 or amendments thereto, which notice shall set forth in reasonable detail the particulars of such disagreement. If RG fails to provide such a notice of disagreement within such 30 -day period, then RG shall be deemed to have accepted the Schedule K-is, Form 1065 or amendments thereto and the Schedule K-1s, Form 1065 or amendments thereto delivered by the Tax Matters Member and Tigrent shall be final, binding and conclusive for all purposes hereunder. If any such notice of disagreement is timely provided by RG, then the Tax Matters Member, RG and Tigrent shall use their reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the Schedule K-1s, Form 1065 or amendments thereto. If, at the end of such period, they are unable to resolve such disagreements, then the division of McGladrey & Pullen, UP responsible for, and familiar with, preparing tax returns for corporations and other entities (or such other independent accounting firm of recognized national or regional standing as may be mutually selected by the Tax Matters Member, RG and Tigrent) (the "Tax Firm") shall resolve any remaining disagreements relating to the Schedule K-1s, Form 1065 or amendments thereto. The Tax Firm shall determine, as promptly as practicable, but in any event within 60 days of the date on which such dispute is referred to the Tax Firm, based solely on written submissions forwarded by the Tax Matters Member, RG and Tigrent to the Tax Firm within 10 business days following the Tax Firm's engagement and such other information that the Tax Firm reasonably requests in order to resolve the issues in such written submissions, whether and to what extent (if any) the Schedule K-1s, Form 1065 or amendments thereto require adjustment. The Tax Matters Member and Tigrent shall provide the Tax Firm access to the employees, books and records of RDE to the extent necessary or requested by the Tax Firm for the purpose of the Tax Firm making its determination. The determination of the Tax Firm shall be final, conclusive and binding on the parties.

Section 8.4.3   Tigrent and the Tax Matters Member shall provide to RG, within 15 business days after receipt by Tigrent and the Tax Matters Member, copies of all IRS notices or adjustments relating to RDE. In addition, except as may be prohibited by applicable law, Tigrent, the Tax Matters Member and RG agree to make available to the other at the requesting party's sole expense any of the RDE's records in the non-requesting party's custody or control for the purpose of preparing any tax return or preparing for or defending any tax related examination of the requesting party by any governmental authority. The party requesting such record shall reimburse the non-requesting party for out-of-pocket costs and expenses incurred by the non-requesting party. The non-requesting party shall afford access to records during normal business hours and upon not less than 5 business days prior request, shall be subject to such reasonable limitations as the non-requesting party may impose to delete competitively sensitive information and shall not extend to any information subject to a claim of privilege unless expressly waived by the party entitled to claim the privilege. Access to records pursuant to this Subsection 1.4.3 shall be subject to the confidentiality provisions of Section 1.4.4. The Parties shall make such requests set forth above pursuant to the notice provisions set forth in the Definitive Settlement Agreement.

Section 8.4.4   The Parties agree as follows: (a) with respect to tax returns not yet filed with the IRS or any state relating to the 2009 Tax Period and for the 2010 Stub Period, the Parties will file their returns consistent with K-1s prepared by Ehrhardt Keefe Steiner & Hottman PC, which are consistent with the terms and conditions of this Agreement, and will not take positions with the IRS or state tax authorities which are inconsistent with such K-1s (this assumes that any differences between the returns and drafts provided are agreed to by the parties), and (b) with respect to tax returns filed for tax years prior to the 2009 Tax Period, the Parties will not take any positions with the IRS or state tax authorities which are inconsistent with the Form K-1s filed for the Companies for those years. The Parties are aware of the income tax consequences of the allocations made by this Agreement and the economic impact of the allocations on the amounts receivable by them under this Agreement. Each Party agrees not take a position on his, her or its own tax return that is inconsistent with a position taken on the Company's tax return. A Party's filing of a tax return containing such an inconsistent position shall constitute a breach of this Agreement. Any Party breaching this Agreement shall be required to hold each of the Companies and the other Parties harmless for, from, and against any and all costs, liability and damages that they may incur (including, but not limited to, incremental tax liability and attorneys' fees and expenses) as a result of such breach, but net of any tax benefit inuring to the Indemnified Party.

Section 8.4.5   The parties agree that no deferred gain shall be allocated to RG relating to assets described in Section 751(a) of the Internal Revenue Code.

Section 9   Investment Representations.

Section 9.1   RDE and RG understand that the Shares have not been registered under the Securities Act. RDE and RG also understand that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933, as amended (the "Securities Act"), based in part upon the following representations of RDE and RG, individually. RDE and RG hereby represent and warrant as follows:

Section 9.1.1   RDE and RG Bear Economic Risk. RDE and RG each have substantial experience in evaluating and investing in the securities of companies similar to Tigrent so that it is capable of evaluating the merits and risks of its investment in Tigrent and each have the capacity to protect its own interests. RDE and RG must each bear the economic risk of this investment indefinitely unless the equity securities are registered pursuant to the Securities Act, or an exemption from registration is available. RDE and RG each understand that Tigrent has no present intention of registering the equity securities. RDE and RG each also understand that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow RDE or RG to transfer all or any portion of the equity securities under the circumstances, in the amounts or at the times RDE or RG might propose.

Section 9.1.2   Acquisition for Own Account. RDE and RG are each acquiring the equity securities for their own account for investment only, and not with a view towards their distribution.

Section 9.1.3   RDE and RG Can Protect Their Interest. RDE and RG each represent that by reason of its, or of its management's, business or financial experience, RDE and RG each have the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, RDE and RG each are aware of no publication of any advertisement in connection with the transactions contemplated in this Agreement.

Section 9.1.4   Accredited Investor. RDE and RG each represent that it is indirectly wholly-owned, and controlled by, accredited investors within the meaning of Regulation D under the Securities Act.

Section 9.1.5    Company Information. RDE and RG each have had an opportunity to discuss Tigrent's business, management and financial affairs with directors, officers and management of Tigrent. RDe and RG each have also had the opportunity to ask questions of and receive answers from, Tigrent and its management regarding the terms and conditions of this investment.

Section 9.1.6   Rule 144. RDE and RG each acknowledge and agree that the equity securities are "restricted securities" as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. RDE and RG each have been advised or is aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about Tigrent, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any 3-month period not exceeding specified limitations.

Section 9.1.7   Residence. RDE and RC each are Wyoming limited liability companies and their respective offices in which their investment decisions were made are located at the following addresses:

1612 E. Cape Coral Parkway
Cape Coral, Florida 33904

4330 North Civic Center Plaza Suite 100
Scottsdale, Arizona 85251

Section 10   Miscellaneous Terms.

Section 10.1   Additional Representations of the Parties. Each of the Parties hereby represent and warrant that :

Section 10.1.1   Due Authorization and Execution. The execution, delivery and performance of this Agreement and of any other documents contemplated by this Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized, and each of and all such agreements have been duly executed and when delivered by it, will constitute the valid and binding obligations of such party.

Section 10.1.2   No Violation of Existing Agreements or Laws. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will violate, conflict with or require any notice or consent under any certificate of incorporation or bylaws, or articles of organization or operating agreement, if applicable, or any applicable law or statute or any agreement or obligation by which such Party is bound.

Section 10.2   Indemnification. Each of the Parties shall indemnify and hold harmless the other, and the other's affiliates, for, from and against any loss, cost, damages and expenses arising from the party's breach of any statute, regulation, ordinance or other law in connection with the performance of its duties and obligations assumed herein. Notwithstanding the foregoing, this Section 10.2 will not apply to a Party's performance of its obligations pursuant to the other agreements contemplated by this Agreement, which agreements are to be governed exclusively by any indemnification provisions found in such other agreements.

Section 10.3                           Further Assurances. Each of the Parties will, from time-to-time, execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, such further instruments as may be reasonably required for the carrying out of the intention of or facilitating the performance of this Agreement.

Section 10.4   Press Release. The Parties agree to issue the joint press release in the form of Exhibit G attached hereto.

Section 10.5   Assignment of Domain Name. Tigrent shall assign to Rich Dad the "Rich Dad Education" domain name as provided in Exhibit H.

Section 10.6   Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the successors, heirs, representatives, or assigns of the Parties.

Section 10.7   No Admission of Wrongdoing. This Agreement does not constitute an admission that any of the Parties or any other person or entity violated any local, state, or federal ordinance, regulation, ruling, statute, rule of decision, or principle of common law, or that any of the Parties or any other person or entity engaged in any improper or unlawful conduct or wrongdoing. By entering into this Agreement, no Party admits any liability or wrongdoing to another Party, nor shall this Agreement be considered as an admission of liability, nor shall any Party characterize this Agreement as an admission of liability.

Section 10.8   Severability. The Parties have fully negotiated all of the provisions of this Agreement. In the event there is litigation involving this Agreement and the court concludes that provisions in this Agreement are unenforceable for whatever reason, the court shall have the authority to modify the provisions to make said provisions enforceable, if possible, as set forth in this Agreement or otherwise. Further, the unenforceability or invalidity of any provision shall not affect the enforceability of the other provisions.

Section 10.9   Voluntary and Knowing Agreement. The Parties enter into this negotiated agreement freely and voluntarily with full and complete knowledge of the meaning and legal significance of the terms of this Agreement. The Parties have had an opportunity to discuss each provision of this Agreement with independent legal counsel and the terms are fully understood and voluntarily accepted by each of them.

Section 10.10   Choice of Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed in accordance with the laws of the State of Arizona, without respect to its conflict of law provisions. Each Party hereto hereby irrevocably submits to the jurisdiction of any United States District Court or Maricopa County Superior Court sitting in Maricopa County, Arizona, and agrees that such courts shall be the exclusive forums for the resolution of disputes between the Parties under this Agreement. In the event of any dispute between the Parties regarding this Agreement, the prevailing Party shall be entitled to collect attorneys' fees, costs, and other expenses from the other Party or Parties to the dispute.

Section 10.11 Entire Agreement. This Agreement, and the other agreements contemplated herein as set forth Exhibits A through H, represent and contain the entire Agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior and oral and written agreements and understandings with respect to the subject matter hereof. No inducement, representation, warranty, condition, understanding or agreement of any kind with respect to the subject matter hereof shall be relied upon by the Parties unless expressly set forth herein. This Agreement may not be amended or modified except by an agreement in writing signed by the Party against whom the enforcement of such modification is sought.

Section 10.12   Headings. The descriptive headings of the paragraphs and subparagraphs of this Agreement are intended for convenience only, and do not constitute parts of this Agreement.

Section 10.13   Counterparts. This Agreement may be executed simultaneously in 2 or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 10.14   Compliance with Applicable Laws. Each of the parties hereto will use reasonable efforts to comply with all applicable federal and state laws, rules and regulations.

Section 10.15   Notice. All notices or other communication concerning this Agreement shall be provided, in writing, to the address below. Notice shall be deemed received: (a) when delivered, if hand delivery; (b) upon return receipt, if sent certified mail with return receipt; (c) upon confirmation of successful delivery, if by facsimile transmission; (d) 3 business days after mailing, if sent regular mail. A Party may change notice address information by delivering a notice with such information in compliance with this Section 10.15.

Section 10.16   Notice Addresses:

To Rich Dad:

Rich Dad Operating Company, LLC
Attention: Neil R. Dube, General Counsel
4330 North Civic Center Plaza Suite 101
Scottsdale, Arizona 85251
Facsimile: (480) 348-1439

With a copy to:

Charles W. Lotzar
Lotzar Law Firm, P.C.
6263 North Scottsdale Road, Suite 216
Scottsdale, Arizona 85250
Facsimile: (480) 905-0321

To Tigrent:

Tigrent Inc.
Attention; James E. May, Chief Administration Officer and General Counsel
1612 E. Cape Coral Parkway
Cape Coral, Florida 33904
Facsimile: (239) 540-6501

Section 10.17   Survival. Sections 1 - 4, inclusive and Sections 6 - 10, inclusive of this Agreement and any other provisions which in accordance with its terms is intended to survive this Agreement will survive and shall continue in full force and effect thereafter.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have caused the Parties hereto to enter into this Agreement effective the date first shown above.

Rich Global, LLC, a Wyoming limited liability company		Tigrent Inc., a Colorado corporation

By:	/s/ Michael Sullivan	By:	/s/ Steven C. Barre
	Michael Sullivan		Steven C. Barre
	Director of Operations		Interim Chief Executive Officer

Rich Dad Operating Company, LLC, a Nevada limited liability company		Rich Dad Education, LLC, a Wyoming limited liability company

By:	/s/ Michael Sullivan	By: Tigrent Inc., a Colorado corporation
	Michael Sullivan	Its: Managing Member
Director of Operations
		By:	/s/ Steven C. Barre
Steven C. Barre
Interim Chief Executive Officer

List of Exhibits

Exhibit A	Form of Registration Rights Agreement

Exhibit B	Form of Termination Agreement for RDE Administrative Services Agreement

Exhibit C	Form of Termination Agreement for Tigrent License Agreement

Exhibit D	Form of Termination Agreement for RG License Agreement

Exhibit E	Form of 2010 License Agreement

Exhibit F	Form of Cash Collateral and Escrow Agreement

Exhibit G	Form of Joint Press Release

Exhibit H	Form of Domain Name Assignment

IN WITNESS WHEREOF, the undersigned have caused the Parties hereto to enter into this Agreement effective the date first shown above.

Rich Global, LLC, a Wyoming limited liability company		Tigrent Inc., a Colorado corporation

By:	/s/ Michael Sullivan	By:	/s/ Steven C. Barre
	Michael Sullivan		Steven C. Barre
	Director of Operations		Interim Chief Executive Officer

Rich Dad Operating Company, LLC, a Nevada limited liability company		Rich Dad Education, LLC, a Wyoming limited liability company

By:	/s/ Michael Sullivan	By: Tigrent Inc., a Colorado corporation
	Michael Sullivan	Its: Managing Member
Director of Operations
		By:	/s/ Steven C. Barre
Steven C. Barre
Interim Chief Executive Officer

List of Exhibits

Exhibit A	Form of Registration Rights Agreement

Exhibit B	Form of Termination Agreement for RDE Administrative Services Agreement

Exhibit C	Form of Termination Agreement for Tigrent License Agreement

Exhibit D	Form of Termination Agreement for RG License Agreement

Exhibit E	Form of 2010 License Agreement

Exhibit F	Form of Cash Collateral and Escrow Agreement

Exhibit G	Form of Joint Press Release

Exhibit H	Form of Domain Name Assignment

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of March 16, 2010, by and among Tigrent Inc., a Colorado corporation (the"Company"), and Rich Dad Education LLC, a Wyoming limited liability company ("RDE"), and Rich Global, LLC, a Wyoming limited liability company ("RG LLC" and, together with RDE, collectively "RG").

This Agreement is made pursuant to the Settlement Agreement and Release (the "Settlement Agreement"), dated as of March 16, 2010, between the Company, RDE and RG LLC and Rich Dad Operating Company, LLC, a Nevada limited liability company.

In connection with the Settlement Agreement, the approximately 1,290,000 shares of Common Stock (as defined below) of the Company will be issued to RDE and immediately thereafter will be transferred to RG LLC.

Now, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each of the Purchasers agree as follows:

1.   Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Settlement Agreement shall have the meanings given such terms in the Settlement Agreement. As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such person.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"Common Stock" means the common stock of the Company.

"Effective Date" is March 16, 2010.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Register," "registered" and "registration" refers to a registration made by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

"Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 2 and 3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements (not to exceed $20,000) of a single special counsel for RG LLC, and blue sky fees and expenses.

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"Rule 144" means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to a sale of Shares pursuant to Section 3(a).

"Shares" means the shares of common stock of the Company issued or issuable to RG LLC pursuant to the Settlement Agreement or otherwise owned by RG LLC.

"Special Registration Statement" shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to the offer and sale of debt securities and/or the stock issued upon conversion thereof.

"Suspension" shall have the meaning set forth in Section 6(a).

"Suspension Notice" shall have the meaning set forth in Section 6(a).

"Violation" shall have the meaning set forth in Section 8(a).

2.   Demand Registration. If the Company is a reporting company under the Exchange Act and under Section 9(b) hereunder, RG LLC shall be entitled to a 1-time right to cause the Company to file a registration statement with the SEC with regard to some or all of the Shares on or after January 1, 2011, subject to the following terms and conditions. In the event that, on or after January 1, 2011, the Company shall receive from RG LLC a written request that the Company effect a registration under the Securities Act with the SEC, the Company will:

(a)   As soon as practicable, effect such registration as may be so requested and as would permit or facilitate the sale and distribution of the Shares subject to such written request; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2:

(i)     if within 20 days of receipt of a written request from RG LLC pursuant to this Section 2, the Company gives notice to RG LLC of the Company's intention to make a public offering of its common stock within 30 days, other than pursuant to a Special Registration Statement;

(ii)   if the Company shall furnish to RG LLC a certificate signed by the Chief Executive Officer of the Company stating that, in the good faith judgment of such officer, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time, in which event the Company shall have the right to defer the filing of the registration statement for a period of not more than 90 days after receipt of the request of RG LLC under this Section 2; provided, that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.

2

(b)   Subject to the foregoing, the Company shall file a registration statement with the SEC covering the Shares subject to such written request as soon as practicable after receipt of the request of RG LLC, but shall not be required to do so prior to January 1, 2011.

(c)    The Company shall use all reasonable efforts to cause the registration statement filed pursuant to this Section 2 to become effective, and to keep such registration statement effective for up to 90 days or, if earlier, until RG has completed the distribution related thereto; provided, however, that in the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of such registration statement pursuant to Section 6(a), the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the period of such suspension.

(d)   Termination of Demand Registration Rights. All registration rights granted under this Section 2 shall terminate and be of no further force and effect on the 3rd anniversary of the Effective Date.

3.   Piggyback Registrations. The Company shall notify RG LLC in writing at least 10 days prior to the filing of a registration statement under the Securities Act for purposes of a public offering of securities of the Company or upon a registration of any shares of stock of another shareholder of the Company by demand registration, piggy back rights, or otherwise (excluding a Special Registration Statement) and will afford RG LLC an opportunity to include in such registration statement all or part of the Shares held by RG LLC. In the event that RG LLC desires to include in any such registration statement all or any part of the Shares held by it, it shall, within 10 days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Shares by RG LLC. If RG LLC decides not to include all of the Shares in a registration statement filed by the Company, RG LLC shall nevertheless continue to have the right to include any remaining Shares in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(a)   Underwriting. If the registration statement under which the Company gives notice pursuant to this Section 3 is for an underwritten offering, the Company shall so advise RG LLC. In such event, RG LLC's right to be included in a registration pursuant to this Section 3 shall be conditioned upon such RG LLC's participation in such underwriting and the inclusion of any Shares to be sold by RG LLC in the underwriting to the extent provided herein. In the event that RG LLC proposes to distribute any Shares through such underwriting, it shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be sold by selling stockholders in the underwriting shall be allocated first, to any stockholders of the Company with registration rights existing at the time of such offering on a pro rata basis, but only to the extent that the Company is contractually obligated to include the shares of common stock held by such stockholders in the registration before including any shares held by RG LLC in the registration; second to RG LLC on a pro rata basis with any stockholders of the Company with registration rights at the time of such offering not included in the 1st category; and 3rd, on a pro rata basis to any stockholders of the Company that are not included in the first and second category. If RG LLC disapproves of the terms of any such underwriting, RG LLC may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least 10 days prior to the effective date of the registration statement. Any Shares excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

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(b)           Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it pursuant to this Section 3 prior to the effectiveness of such registration whether or not RG LLC has elected to include Shares in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 4 hereof.

(c)           Termination of Piggyback Registration Rights. All registration rights granted under this Section 3 shall terminate and be of no further force and effect on the 3rd anniversary of the Effective Date.

4.           Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration pursuant to Sections 2 or 3 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations thereunder shall be borne by the Company and the holders of the securities so sold pro rata on the basis of the number of shares so sold.

5.           Obligations of the Company. Whenever required to effect the registration of any Shares, the Company shall, as expeditiously as reasonably possible:

(a)           Subject to Section 2(c), prepare and file with the SEC a registration statement with respect to such Shares and use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable.

(b)           Subject to Sections 2(c) and 5(a), use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for a period not exceeding the earlier of (i) the 3rd anniversary of the date hereof, or (ii) such time as all of the Shares held by RG LLC have been sold.

(c)           Furnish to RG LLC such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as RG may reasonably request in order to facilitate the disposition of Shares.

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(d)   Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by RG LLC.

(e)   Advise RG LLC promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of a registration statement that includes the Shares or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

(f)            In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. If that RG LLC participates in such underwriting, then RG LLC shall also enter into and perform its obligations under such an agreement.

(g)   Notify RG LLC at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(h)           Cause all such Shares registered under such registration statement to be listed or quoted on each securities exchange on which the Common Stock of the Company is then listed or quoted.

(i)            Use its commercially reasonable efforts to furnish, on the date that such Shares are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent registered public accountants of the Company, in form and substance as is customarily given by independent registered public accountants to underwriters in an underwritten public offering addressed to the underwriters, if any.

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6.     Obligations of RG LLC.

(a)    In the event: (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of a registration statement filed pursuant to Sections 2 and 3 for amendments or supplements to such registration statement or related prospectus or for additional information so that such registration statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or otherwise fail to comply with the applicable rules and regulations of the federal securities laws; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose; (iv) of any event or circumstance that, considering the advice of counsel, the Company reasonably believes necessitates the making of any changes in such registration statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of such registration statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of a related prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (v) that the Company reasonably believes, considering the advice of counsel, that the Company may, in the absence of a suspension described hereunder, be required under state or federal securities laws to disclose any corporate development, the disclosure of which could reasonably be expected to have a material adverse effect upon the Company, its stockholders, a potentially material transaction or event involving the Company, or any negotiations, discussions or proposals directly relating thereto; then the Company shall deliver a written notice (a "Suspension Notice") to RG LLC to the effect of the foregoing and, upon receipt of such Suspension Notice, RG LLC will refrain from selling any Shares pursuant to such registration statement (a "Suspension") until RG LLC receives copies of a supplemented or amended prospectus prepared and filed by the Company or until RG LLC is advised in writing by the Company that the current prospectus may be used and RG LLC has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of a Suspension, the Company will use its commercially reasonable efforts to cause the use of the prospectus so suspended to be resumed as soon as reasonably practicable after delivery of a Suspension Notice to RG LLC.

(b)   Provided that a Suspension is not then in effect, RG LLC will comply with the prospectus delivery requirements of the Securities Act as applicable to it (unless an exemption therefrom is available) in connection with sales of the Shares pursuant to the registration statement and shall sell the Shares only in accordance with a method of distribution described in the registration statement.

7.          Furnishing Information.

(a)   It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2 or 3 that RG LLC shall furnish to the Company such information regarding itself, the Shares held by it and the intended method of disposition of such Shares as shall be required to effect the registration of such Shares.

8.           Indemnification. In the event any Shares are included in a registration statement pursuant to Sections 2 or 3:

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(a)   To the extent permitted by law, the Company will indemnify and hold harmless RG LLC, the managers, members, employees and agents of RG LLC, any underwriter (as defined in the Securities Act) for RG LLC and each person, if any, who controls RG LLC or the underwriter within the meaning of the Securities Act or the Exchange Act, for, from, and against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to RG LLC, or such officer, director, underwriter or controlling person of RG LLC, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld or delayed, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by RG LLC, or such officer, director, or controlling person of RG LLC.

(b)   To the extent permitted by law, RG LLC will, if the Shares held by RG LLC are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other stockholder selling securities under such registration statement or any of such other stockholder's partners, directors or officers or any person who controls such stockholder, for, from, and against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such stockholder, or partner, director, officer or controlling person of such other stockholder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by RG LLC under an instrument duly executed by RG LLC and stated to be specifically for use in connection with such registration; and RG LLC will pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other stockholder, or partner, officer, director or controlling person of such other stockholder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this Section 8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of RG LLC, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 8 exceed the net proceeds from the offering received by RG LLC.

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(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.

(d)           If the indemnification provided for in this Section 8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by RG LLC hereunder exceed the net proceeds from the offering received by RG LLC.

(e)           The obligations of the Company and RG LLC under this Section 8 shall survive completion of any offering of the Shares in a registration statement and the termination of this agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

9.     Securities Representations; Rule 144 Reporting. Company represents, warrants and covenants to RG LLC as follows:

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(a)   Company has made all filings with SEC that it has been required to make within the past 2 years, and will make all such filings, under the Securities Act and the Exchange Act (collectively the "Public Reports"); which are required by the Exchange Act. Each of the Public Reports has complied and will comply with the Securities Act and the Exchange Act in all material respects. None of the Public Reports, as of their respective dates, has contained nor will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)   With a view to making available to RG LLC the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit RG LLC to sell the Shares to the public without registration or pursuant to a registration statement, the Company covenants and agrees to use its commercially reasonable efforts to: (a) make and keep public information regarding the Company available, as those terms are understood and defined in Ride 144, until such time as all the Shares have been sold; (b) file with the SEC in a timely manner all Public Reports and other documents required of the Company under the Securities Act and the Exchange Act; and (c) furnish to RG LLC upon written request, as long as RG LLC owns any Shares, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 and the Exchange Act, (ii) a copy of the Company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (iii) such other documents filed with the SEC as RG LLC may reasonably request in order to avail itself of any rule or regulation of the SEC that permits the selling of any Shares without registration.

10.    Miscellaneous.

(a)           Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, except for, and as provided in the Settlement Agreement.

(b)           Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and RG LLC. Any amendment or waiver effected in accordance with this Section 10(b) shall be binding upon RG LLC and the Company. By acceptance of any benefits under this Agreement, RG LLC hereby agrees to be bound by the provisions hereunder.

(c)           Notices. All notices or other communication concerning this Agreement shall be provided, in writing, to the address below. Notice shall be deemed received: (a) when delivered, if hand delivery; (b) upon return receipt, if sent certified mail with return receipt; (c) upon confirmation of successful delivery, if by facsimile transmission; (d) 3 business days after mailing, if sent regular mail. A Party may change notice address infollnation by delivering a notice with such information in compliance with this paragraph 10.

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To Rich Dad:

Rich Dad Operating Company, LLC
Attention: Neil R. Dube, General Counsel
4330 North Civic Center Plaza Suite 101
Scottsdale, Arizona 85251 Facsimile: (480) 348-1439

With a copy to:

Charles W. Lotzar
Lotzar Law Firm, P.C.
6263 North Scottsdale Road, Suite 216
Scottsdale, Arizona 85250
Facsimile: (480) 905-0321

To Tigrent:

Tigrent Inc.
Attention: James E. May, Chief Administration Officer and General Counsel
1612 E. Cape Coral Parkway
Cape Coral, Florida 33904
Facsimile: (239) 540-6501

With a copy to:

Cooley Godward Kronish LLP
Attention: Eric Tobias, Special Counsel
One Freedom Square, Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190-5656
Facsimile: (703) 456-8100

(d)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of RG LLC. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Company may not assign its rights or obligations hereunder without the prior written consent of RG LLC (other than by merger or consolidation or to an entity which acquires the Company including by way of acquiring all or substantially all of the Company's assets). The rights of RG LLC hereunder, including the right to have the Company register the Shares pursuant to this Agreement, may not be assigned by RG LLC other than to an Affiliate of RG LLC; provided, however, that (i) RG LLC agrees in writing with the transferee or assignee to assign such rights and related obligations under this Agreement, and for the transferee or assignee to assume such obligations, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within 5 Business Days of such transfer or assignment, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being transferred or assigned, and (iii) at or before the time the Company received the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein. Notwithstanding the foregoing, the Company consents to the assignment and transfer of the Shares from RDE to RG LLC.

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(e)   Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf' signature were the original thereof.

(f)   Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed in accordance with the laws of the State of Arizona, without respect to its conflict of law provisions. Each Party hereto hereby irrevocably submits to the jurisdiction of any United States District Court or Maricopa County Superior Court sitting in Maricopa County, Arizona, and agrees that such courts shall be the exclusive forums for the resolution of disputes between the Parties under this Agreement. In the event of any dispute between the Parties regarding this Agreement, the prevailing Party shall be entitled to collect attorneys' fees, costs, and other expenses from the other Party or Parties to the dispute.

(g)           Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(h)           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(I)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(j)   Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

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[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

TIGRENT, INC.
a Colorado corporation

By:	/s/ Steve C. Barre
Steve C. Barre

RICH DAD EDUCATION, LLC,
a Wyoming limited liability company

By: Tigrent Inc., a Colorado corporation
Its: Managing Member

By:	/s/ Steve C. Barre
Steve C. Barre
Interim Chief Executive Officer

RICH GLOBAL, LLC,
a Wyoming limited liability company

By:	/s/ Michael R. Sullivan
Michael R. Sullivan
Director of Operations

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